


AVISTA
Corp.

Fueled by fundamentals

2001 SUMMARY ANNUAL REPORT


CAUTION
HOT

We value ideas with staying POWER

At Avista, we gravitate toward the tangible. Indeed, our business is rooted in real assets, and we tend to prize concrete thinking, too.

Then we take it a step further. Truly worthwhile ideas have room to move, to evolve over time, to respond to the realities of the marketplace. More than that, they produce results.

Such are the ideas we pursue.



Gary G. Ely
Chairman, President and
Chief Executive Officer

Simplify, focus and execute.

Last year, I laid out these three fundamental business concepts, ideas that guided us through 2001, one of the most difficult years our company has faced in decades.

These fundamentals represent my bias for steady performance, and in the midst of trying times, perhaps such principles matter more than ever. In 2001, as we navigated our way through industrywide turmoil, cash-flow issues and the need to clarify our business strategies, we had a compass. We held fast to the fundamentals. And the result is real progress, as you'll see in the pages that follow.

The year also brought record low hydro generating conditions, pushing us to purchase high-priced power in an especially volatile open market. Our commitment to ensuring reliable supply to our customers came at great expense. By the end of 2001, our cash outlays for energy and gas exceeded the amount recovered through customer rates by approximately $265 million.

We've moved aggressively to strengthen our financial position. The Washington Utilities and Transportation Commission (WUTC) approved our request for a 25 percent electric surcharge through 2002 to help offset purchased power costs; similarly, the Idaho Public Utilities Commission allowed us to recover $58 million of our deferrals in that state. Under the terms of another agreement we reached with the WUTC in March 2002, 90 percent of our deferred power costs through 2001 — about $196 million — were deemed prudent and recoverable through rates. Avista, in turn, took a noncash write-off of $22 million, or $0.30 per diluted share, and we finished the year with net income of $12 million on revenue of $6 billion and earnings per diluted share of $0.20.

These regulatory measures provide some immediate relief and put certain major issues behind us as we reestablish the company's financial health. Effectively working with the commissions will remain vital to that endeavor, particularly in addressing several remaining matters, including the general rate case we filed in 2001. We've asked the WUTC to approve rates that reflect our actual power supply expenses and to institute an ongoing adjustment mechanism to address future price fluctuations.

We are a company fueled by fundamentals.

We've undertaken equally disciplined efforts internally, instituting a hiring freeze and temporarily reducing salaries for corporate and subsidiary officers and senior managers. More significantly, we reviewed our operations from top to bottom, decreasing utility capital expenditures by $15 million in 2001 and cutting 2002 capital budgets substantially, all while holding utility operating expenses flat for the third straight year.

Our arrangement at the newly built Coyote Springs 2 power project is another example of our restraint, and it illustrates our fundamental business principles in action. Under an agreement with Mirant, one of the world's leading competitive energy providers, we will jointly own Coyote Springs 2 and share the generation capacity. Mirant's investment covers half the development costs, freeing up $95 million of our cash while still retaining half of the output — 140 megawatts of power — for Avista's customers.

In an uncertain economy, we assess the risks associated with our other subsidiaries just as carefully. Therefore, we've made leadership changes at Avista Advantage, and we're exploring opportunities to accelerate growth and foster shareholder value at Avista Labs, among others. We will do what is necessary to be successful, investing in people and technology, and paying close attention to our customers and their evolving requirements.

As part of our renewed commitment to energy and energy-related businesses, we are completing the divestiture of Avista Communications, again fulfilling our promise to simplify the company even though the decision resulted in a $35 million after-tax charge against earnings. During the year ahead, we will continue to direct our attention where it belongs: on reinforcing our solid utility core, restoring our financial stability and delivering value through our energy-related subsidiaries. Our exceptional employees are responsible for executing these initiatives, and I am deeply grateful for their tireless dedication to this important work so critical to our success.

They represent the best of who we are. Armed with our employees' expertise, I'm confident we will continue to build a strong, growing energy business — one step at a time.

I believe in that kind of steadiness, in plotting our course and aiming for the destination with purpose. It's not enough to embark on a journey; you must see it through to its end. At Avista, we know where we're headed, we're well on our way and we will reach our destination — for we are a company fueled by fundamentals.



Gary G. Ely
Chairman, President and
Chief Executive Officer

March 18, 2002

Financial and Operating Highlights

(Dollars in Thousands Except Statistics and Per Share Amounts or as Otherwise Indicated)	2001	2000	1999
Financial Results			
Operating revenues	$6,009,847	$ 7,905,577	$7,902,399
Operating expenses	5,840,555	7,688,489	7,867,006
Income from operations	169,292	217,088	35,393
Income from continuing operations	59,605	101,055	28,662
Loss from discontinued operations	(47,449)	(9,376)	(2,631)
Net income	12,156	91,679	26,031
Income available for common stock	9,724	67,944	4,639
Earnings per common share from continuing operations, diluted	1.20	1.67	0.19
Loss per common share from discontinued operations, diluted	(1.00)	(0.20)	(0.07)
Earnings per common share, diluted	0.20	1.47	0.12
Earnings per common share, basic	0.21	1.49	0.12
Dividends paid per common share	0.48	0.48	0.48
Book value per common share	15.12	15.34	11.04
Average common shares outstanding	47,417	45,690	38,213
Actual common shares outstanding	47,633	47,209	35,648
Return on average common equity	1.3%	12.9%	1.1%
Common stock closing price	13.26	20.50	15.44
Operating Results			
Avista Utilities			
Retail electric revenues	$ 398,441	$ 394,439	$ 383,841
Retail kWh sales (in millions)	8,018	8,238	8,142
Retail electric customers at year-end	316,764	313,350	309,072
Wholesale electric revenues	$ 480,903	$ 864,754	$ 522,499
Wholesale kWh sales (in millions)	6,262	15,807	19,778
Total natural gas revenues	$ 308,643	$ 224,846	$ 187,484
Total therm sales (in thousands)	541,984	595,902	658,902
Total natural gas customers at year-end	284,457	279,018	269,214
Net income (loss)	$ 24,164	$ (38,781)	$ 59,573
Energy Trading and Marketing			
Revenues	$5,000,955	$ 6,531,551	$6,695,671
Resource costs	4,866,689	6,223,805	6,713,613
Net income (loss)	70,087	161,753	(60,739)
kWh sales (in millions)	47,927	105,548	135,099
Natural gas sales (thousands of dekatherms)	248,193	273,448	775,822
Coal sales (thousands of tons)	—	3,514	1,638
Information and Technology			
Revenues	$ 13,815	$ 5,732	$ 2,266
Net loss	(19,384)	(19,032)	(5,989)
Other			
Revenues	$ 16,385	$ 32,937	$ 122,303
Net income (loss)	(15,262)	(2,885)	35,817
Other Financial and Operating Statistics			
Total assets	$4,037,223	$12,577,081	$3,713,494
Total net utility property	1,565,642	1,518,312	1,500,837
Utility capital expenditures	119,905	98,680	87,160
Total capitalization:			
Long-term debt	1,175,715	679,806	714,904
Preferred trust securities	100,000	100,000	110,000
Preferred stock	35,000	35,000	35,000
Convertible preferred stock	—	—	263,309
Common equity	720,063	724,224	393,499
Total Capitalization	$2,030,778	$ 1,539,030	$1,516,712

When you know what works, you know where to apply your energy.

At Avista we put our energy into businesses that provide both a solid foundation and a springboard for prosperity.



AVISTA®	
Avista Utilities	provides energy to 317,000 electric and 284,000 natural gas customers in four western states.
Avista Energy	applies our considerable energy marketing experience throughout the West.
Avista Labs	develops clean, dependable, distributed-power solutions and selectively markets our unique Modular Cartridge Technology™ to a variety of high-value end users.
Avista Advantage	offers clients managing multisite businesses timely intelligence about their facility costs through our patented Facility IQ℠ System.



Our knowledge is our best RESOURCE

In 2001, we experienced record low hydro production levels and, when demand exceeded supply, we purchased expensive wholesale power to meet our customers' needs.

Our position in 2002 and beyond looks far better. Through added resources, conservation and reduced loads, we're better able to ensure adequate supply under normal conditions — and we've created a cushion for unexpected events such as low hydro generation or plant outages.





Avista Utilities Loads and Resources

Company-owned Resources and Contracts


Short
Long
Loads
Resources*
Loads
Resources
2001
2002

*In 2001, the company met loads through its owned resources and market purchases

While we've learned a few things in our more than 110 years, there's plenty yet to discover. And over the course of 2001, we gained a new appreciation for a familiar concept: trust what you know.

At Avista, we know the energy business, and we know our region. Consequently, we've subjected our subsidiaries to uncompromising scrutiny and stepped back from activities not directly related to our foremost strengths. We lowered our investment in Avista Ventures; divested ourselves of Avista Communications, our telecommunications unit; and further clarified the scope of Avista Energy's operations.

We downsized the latter, our unregulated $5 billion energy trading and marketing company, to more closely correspond to current levels of capital support, margin expectations and our overall risk tolerance. By the end of 2001, we'd reduced Avista Energy's balance sheet exposure by more than half and established ourselves as a significant player in the West, the marketplace we know best. And even though the year's revenues reflect lower volumes and prices than those of 2000, this subsidiary remains our largest contributor to earnings.

With a generation capacity of 246 megawatts, Cabinet Gorge Dam on the Clark Fork River is Avista Utilities' second-largest hydro generation facility.





A quiet resolve generates a POWERFUL DRIVE

There's a confidence that comes with competence, a steadiness that builds on itself and makes things happen. It's not flashy, but the effects speak for themselves.

Avista's people embody that premise. They are simply and resolutely proficient at what they do. And we know enough to let them do it.



We expect cash flow to improve considerably in 2002, partly through significant reductions in the year's planned capital expenditures and deferred power costs we've already begun recovering in Washington and Idaho. Further, the generation capacity we've added will help us meet our loads while shielding Avista Utilities from fluctuations in wholesale market prices.

Projected Cash Flow
Avista Utilities
(EBITDA adjusted for electric and gas deferrals)



$300 Million
$110 Million
(Loss)
($68 Million)
2000
2001
2002*
(Projected)

*2002 cash flow assumes recovery of deferrals through gas trackers and electric surcharges

Set your sights on what you do best, and clarity of purpose naturally follows.

By concentrating on a defined region, we're better able to identify needs and opportunities that suit Avista's expertise. Last year, with data gathered by the Western Systems Coordinating Council, we determined the projected 10-year growth rate for power needs in the western United States to be about 25 percent. That information, coupled with the California energy crisis, clearly demonstrated the wisdom of expanding generation capacity at a reasonable pace.

We are already well on our way. Our 270-megawatt combined-cycle, gas-turbine power plant near Rathdrum, Idaho — completed under budget and ahead of schedule in September 2001 — puts us in an ideal position to respond to increased demand. This merchant plant, the last we will develop under current market conditions, is a 49 percent partnership with North Carolina's Cogentrix Energy, Inc. that lets us focus our efforts where they're most effectively applied: on marketing the plant's output.







Utility Resource Mix
Thermal
Hydro
2001 Capacity

Avista Energy retains exclusive rights to sell the Rathdrum Power Project's entire 270-megawatt production for 25 years, while co-owner Cogentrix manages the facility. Its supply will offset the effect of leveling wholesale prices after a volatile, yet favorable, year for Avista Energy. And it advances our regional strategy, further supported by our natural gas storage capacity at Jackson Prairie and long-term electric transmission and gas transportation rights in western market centers in California, the Pacific Northwest, British Columbia and Alberta.

We're safeguarding our utility customers' supply, too, with a new and targeted approach. While 65 percent of our portfolio consists of readily accessible and inexpensive hydropower, two small-generation projects in Washington will secure additional power while limiting our exposure to unstable markets and protecting our cash position. Boulder Park, a natural gas facility in Spokane County, will contribute 25 megawatts to Avista Utilities' portfolio, and our 50-megawatt plant in Kettle Falls, Washington, will deliver 20 percent more output with a new combustion turbine and cogeneration efficiency improvements. Construction and renovation rendered on this scale



accomplishes our goals of meeting local energy demands while keeping costs down, and getting the most out of our existing assets.

Another recent innovation, our Net Reps program, achieves a similar objective. Three dedicated Net Reps in our award-winning utility call center field e-mails, phone calls, and live, online chats at the same time, taking efficient care of our customers while saving the company money. The program is an unqualified success; by the end of the year, more than 10,000 customers had accessed our Web services, and more than 3,000 were paying their bills electronically.

Reducing costs associated with invoice processing is also a priority at Avista Advantage, the industry's leading provider of such facility intelligence services as billing consolidation. In 2001, multisite businesses entrusted us to administer more than $4.3 billion in energy, telecommunications, waste management, and repair and maintenance bills — nearly four times as much as in the previous year. And we continue our push toward positive cash flow for this information management subsidiary by improving efficiency and margins, mining customers' facility data, and extending our services into strategic analysis and consulting for a growing number of companies.



At Avista, we're already WORKING on the future


Express
Cash

When uninterruptible power is critical, as in central server or data terminal applications, the next generation of our fuel cell products — slated for release in 2002 — will deliver. And because our Modular Cartridge Technology is scalable and portable, it also offers a clean and effective alternative for powering remote devices such as railroad and traffic revision signs.


RAIL ROAD
CROSSING



All the planning in the world is just that — ideas on paper. A business shows what it's made of when it takes action.

Consider Avista Labs, our distributed-power subsidiary. The Labs team moved our innovative fuel cell off the drawing board and into the marketplace in less than three years. By the end of 2001, we'd installed 76 commercial units at 21 sites in North and South America.

Along the way, we've purposefully extended our strategy. In 2001, we offered two models of our proton exchange membrane fuel cell with its patented, cartridge-based design to end-use customers. During 2002, we plan to expand that to five products, in preparation for emerging customer needs and market applications. We'll also continue selling or licensing our technology and products to other distributed power companies when such transactions add value to our bottom line.

One such product — the HySense 1100™ Intelligent Hydrogen Sensing System — is among the first hydrogen sensors to be designated an Underwriters Laboratories (UL) 2075 recognized component. Introduced in 2001, our sensor addresses specific needs of fuel cell manufacturers, fuel reforming technology companies, and businesses that produce, use or store significant amounts of hydrogen.






AVISTA
Labs

At about the same time, we established H2fuel, LLC — an affiliate in which we own a 70 percent interest — to devise fuel processing products and components. H2fuel recently awarded a research and development contract to the University of Kentucky to expedite the extraction of hydrogen from readily available fossil fuels like natural gas and propane. This work will further advance the commercialization of fuel cells and fuel processing equipment.

We're nowhere close to the limit of what this technology can do, nor have we curbed our exploration of the possibilities it represents. In fact, we're confident enough about fuel cells to use them ourselves to power office space and signage at the Avista Labs headquarters.

Such progressive thinking is typical at Avista. Over the course of our history we've sought the balance of tradition and innovation. The Living License™ process — first employed in relicensing our two Clark Fork River hydroelectric projects in 1999 — exemplifies that equilibrium and serves as a model for relicensing our five hydro facilities on the Spokane River. As Avista Utilities prepares to submit our application, due in 2005, we hope to build in the same level of flexibility and stakeholder involvement that proved successful in the Clark Fork River proceedings.



There's even room for traditional qualities in our relatively new subsidiaries. At Avista Advantage, our employees' seasoned understanding of energy and other facility-related costs has earned the confidence of the more than 200 national chains that use our Facility IQ System to transform invoice data into facility intelligence. We've caught the attention of The Japan Research Institute as well; through an exclusive consulting relationship, they've asked us to identify and explore energy opportunities for Japanese businesses operating in an increasingly deregulated environment. Similarly, as the largest contributor to earnings for the second straight year, Avista Energy's 2001 performance was predicated on our traders' mature understanding of the business, gained over the course of many years. The management team alone possesses more than 50 years' experience combined, no small amount in a comparatively young industry; these are people who know what they're doing, as the results attest.

The STRENGTH of Avista comes from within

We aren't the largest energy company, nor the most well-known. Yet few compare to Avista for reliable, cost-effective service; hardly any can tap the depth of knowledge contained within our walls.

There's no substitute for experience. For as long as we've been at this, we've kept our sights on those who hold us accountable: our employees, our customers, our shareholders. And we always will.





Independent Auditors' Report

Avista Corporation
Spokane, Washington

We have audited the consolidated balance sheets and the statements of capitalization of Avista Corporation and subsidiaries (the Company) as of December 31, 2001 and 2000, and the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. Such consolidated financial statements and our report thereon dated February 8, 2002, (March 4, 2002, as to Note 1) expressing an unqualified opinion (which are not presented herein) are included in Appendix A to the 2001 annual report. The accompanying condensed consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on such condensed consolidated financial statements in relation to the complete consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated balance sheets as of December 31, 2001 and 2000, and the related condensed consolidated statements of income and cash flows for each of the three years in the period ended December 31, 2001, is fairly stated in all material respects in relation to the basic consolidated financial statements from which it has been derived.

February 8, 2002 Deloitte + Touche LLP
(March 4, 2002, as to the information derived from
Note 1 to the consolidated financial statements.)

Seattle, Washington

Management's Statement of Responsibility

The condensed consolidated financial statements in this summary annual report were derived from the consolidated financial statements that appear in Appendix A to the 2001 annual report. Management of Avista Corporation is responsible for the accuracy and completeness of the information in this summary annual report. The financial and operating information is derived from company records, and includes amounts based on judgment and estimates where necessary. Quality control practices for reporting business information in combination with the company's internal control procedures provide adequate assurance that the summary annual report fairly and reasonably presents the company's financial position and operating results.

The board of directors appointed Deloitte & Touche LLP, an independent accounting firm, to audit the consolidated financial statements included in Appendix A to the 2001 annual report. Their report on the condensed consolidated financial statements appears above.

Gary G. Ely
Chairman, President
and Chief Executive Officer



Jon E. Eliassen
Senior Vice President
and Chief Financial Officer



Condensed Consolidated Statements of Income

(For the Years Ended December 31 — Dollars in Thousands, Except Per Share Amounts)	2001	2000	1999
Operating Revenues	$6,009,847	$7,905,577	$7,902,399
Operating Expenses			
Resource costs	5,464,530	7,293,520	7,391,277
Operations and maintenance	125,656	129,708	187,853
Administrative and general	119,216	134,912	123,996
Depreciation and amortization	71,981	65,936	67,873
Taxes other than income taxes	59,172	54,608	53,085
Restructuring and exit costs	—	9,805	42,922
Total operating expenses	5,840,555	7,688,489	7,867,006
Income From Operations	169,292	217,088	35,393
Other Income (Expense)			
Interest expense	(106,480)	(68,255)	(64,747)
Capitalized interest	10,498	3,359	1,001
Net interest expense	(95,982)	(64,896)	(63,746)
Other income — net	20,681	25,861	73,912
Total other income (expense) — net	(75,301)	(39,035)	10,166
Income From Continuing Operations Before Income Taxes	93,991	178,053	45,559
Income Taxes	34,386	76,998	16,897
Income From Continuing Operations	59,605	101,055	28,662
Loss From Discontinued Operations	(47,449)	(9,376)	(2,631)
Net Income	12,156	91,679	26,031
Deduct — Preferred Stock Dividend Requirements	2,432	23,735	21,392
Income Available For Common Stock	$ 9,724	$ 67,944	$ 4,639
Earnings Per Common Share, Basic			
Earnings per common share from continuing operations	$ 1.21	$ 1.69	$ 0.19
Loss per common share from discontinued operations	(1.00)	(0.20)	(0.07)
Total earnings per common share, basic	$ 0.21	$ 1.49	$ 0.12
Earnings Per Common Share, Diluted			
Earnings per common share from continuing operations	$ 1.20	$ 1.67	$ 0.19
Loss per common share from discontinued operations	(1.00)	(0.20)	(0.07)
Total earnings per common share, diluted	$ 0.20	$ 1.47	$ 0.12
Dividends paid per common share	$ 0.48	$ 0.48	$ 0.48

Condensed Consolidated Balance Sheets

(As of December 31 — Dollars in Thousands)	2001	2000
Assets		
Current energy commodity assets	$ 477,037	$ 7,956,229
Assets held for sale from discontinued operations	21,316	50,665
Other current assets	634,664	1,145,138
Total net utility property	1,565,642	1,518,312
Investment in exchange power — net	43,314	46,981
Nonutility properties and investments — net	230,800	172,275
Noncurrent energy commodity assets	383,497	1,367,107
Other property and investments — net	13,620	21,885
Regulatory assets for deferred income tax	149,033	156,692
Other regulatory assets	192,760	23,935
Utility energy commodity derivative assets	1,889	—
Power and natural gas deferrals	265,063	75,648
Other deferred charges	58,588	42,214
Total Assets	$4,037,223	$12,577,081
Liabilities and Capitalization		
Current energy commodity liabilities	$ 373,837	$ 7,834,007
Liabilities of discontinued operations	6,642	5,763
Current portion of long-term debt	1,827	89,454
Short-term borrowings	75,099	163,160
Other current liabilities	471,069	1,046,476
Noncurrent energy commodity liabilities	299,980	1,272,374
Deferred revenue	35,824	46,002
Deferred income taxes	517,428	446,310
Utility energy commodity derivative liabilities	159,418	—
Noncurrent liabilities and other deferred credits	65,321	134,505
Capitalization:		
Long-term debt	1,175,715	679,806
Preferred trust securities	100,000	100,000
Preferred stock	35,000	35,000
Common stock — net (47,632,678 and 47,208,689 outstanding shares)	600,134	592,005
Retained earnings and accumulated other comprehensive income	119,929	132,219
Total capitalization	2,030,778	1,539,030
Total Liabilities and Capitalization	$4,037,223	$12,577,081

Condensed Consolidated Statements of Cash Flows

Increase (Decrease) in Cash and Cash Equivalents For the Years Ended December 31 — Dollars in Thousands	2001	2000	1999
Continuing Operating Activities			
Net income	$ 12,156	$ 91,679	$ 26,031
Loss from discontinued operations	47,449	9,376	2,631
Noncash items included in net income:			
Depreciation and amortization	71,981	65,936	67,873
Provision for deferred income taxes	79,141	79,274	(1,085)
Power and natural gas deferrals including interest, net of amortizations	(248,386)	(67,299)	(14,906)
Energy commodity assets and liabilities	10,636	(172,918)	(9,841)
Other — net	23,653	3,337	(49,663)
Changes in working capital components	(89,959)	74,705	90,967
Net Cash Provided by (Used in) Continuing Operating Activities	(93,329)	84,090	112,007
Continuing Investing Activities			
Utility property construction expenditures (excluding AFUDC)	(119,905)	(98,680)	(87,160)
Other capital expenditures	(162,279)	(73,515)	(17,573)
Changes in other noncurrent balance sheet items — net	11,163	3,403	(7,636)
Proceeds from property sales and sale of subsidiary investments	75,953	105,228	148,851
Assets acquired and investments in subsidiaries	(23,321)	(1,496)	(48,931)
Net Cash Used in Continuing Investing Activities	(218,389)	(65,060)	(12,449)
Continuing Financing Activities			
Increase (decrease) in short-term borrowings	(88,061)	42,126	110,522
Increase (decrease) in long-term debt	410,249	169,717	(95,765)
Redemption of preferred trust securities	—	(10,000)	—
Redemption of preferred stock	—	—	(5,918)
Issuance (repurchase) of common stock, net	8,267	2,625	(81,985)
Cash dividends paid	(25,110)	(28,304)	(39,757)
Other — net	(2,434)	(850)	(4,634)
Net Cash Provided by (Used in) Continuing Financing Activities	302,911	175,314	(117,537)
Net Cash Used in Discontinued Operations	(17,210)	(37,094)	(14,830)
Net Increase (Decrease) in Cash and Cash Equivalents	(26,017)	157,250	(32,809)
Cash and Cash Equivalents at Beginning of Period	197,238	39,988	72,797
Cash and Cash Equivalents at End of Period	$ 171,221	$ 197,238	$ 39,988

Financial Summary

The following is a brief discussion and analysis of financial condition and results of operations for 2001. For a more detailed analysis, please refer to Appendix A to the 2001 annual report.

Results of Operations – Income from continuing operations was $59.6 million in 2001, a decrease from $101.1 million in 2000. Diluted earnings per share from continuing operations were $1.20 in 2001, compared to $1.67 in 2000. The primary reason for the decrease in earnings was a decrease in earnings for the Energy Trading and Marketing line of business, which recorded net income of $1.47 per diluted share in 2001, compared to net income of $3.51 per diluted share in 2000. This decrease was partially offset by an increase in earnings from Avista Utilities. Avista Utilities recorded net income of $0.46 per diluted share in 2001 compared to a net loss of $1.37 per diluted share in 2000. The Information and Technology line of business reported a net loss of $0.41 per diluted share in 2001 consistent with a net loss of $0.41 per diluted share in 2000. The Other line of business recorded a net loss of $0.32 per diluted share in 2001 compared to a net loss of $0.06 per diluted share in 2000. The loss per diluted share from the discontinued operations of Avista Communications was $1.00 in 2001 compared to a loss of $0.20 per diluted share in 2000.

Avista Utilities – Net income was $24.2 million in 2001 compared to a net loss of $38.8 million in 2000. The net loss in 2000 was primarily due to higher purchased power costs and a short position associated with wholesale trading activities in the second quarter of 2000.

Retail electric revenues increased $4.0 million from 2000 to 2001 primarily due to the electric surcharges implemented during the fourth quarter of 2001 partially offset by refunds to customers in January 2001 from the gain on the sale of Avista Utilities' interest in the Centralia Power Plant. Wholesale electric revenues decreased $383.9 million, or 44 percent, while wholesale sales volumes decreased 60 percent during 2001 from 2000, reflecting average sales prices that were 40 percent higher than the prior year. Natural gas revenues increased $83.8 million from 2000 to 2001 primarily due to increased retail rates approved by state commissions to recover increased natural gas costs.

Power purchased during 2001 decreased $364.2 million, or 34 percent, compared to 2000 primarily due to the decreased volume of power purchases, partially offset by higher prices. Average purchased power prices for 2001 were 28 percent higher than for 2000; however, volumes purchased decreased 48 percent. The decrease in the volume of purchased power was primarily the result of decreases in the volume of wholesale electric sales.

During 2001 Avista Utilities deferred $145.4 million in power costs in Washington and $73.7 million in Idaho. The total balance of deferred power costs was $140.2 million for Washington and $73.1 million for Idaho as of December 31, 2001. The WUTC approved a 25 percent electric rate surcharge to Washington customers in September 2001 and the Idaho Public Utilities Commission (IPUC) approved a 19.4 percent PCA surcharge to Idaho customers in October 2001. It was originally estimated these surcharges would allow the Company to recover approximately $183 million in deferred power costs, including $95 million in cash recovery. As of December 31, 2001, the Company had recovered $75.1 million in deferred power costs including $14.4 million in surcharge revenue and $60.7 million related to the amortization of a noncash credit on the Company's balance sheet.

In December 2001, Avista Utilities filed a general rate case with the WUTC to address the impact of energy price volatility, the recovery of cash outlays for increased power supply costs and expenses related to building additional generation. The WUTC approved a temporary deferred accounting mechanism allowing the company to continue deferring a portion of certain power supply costs, subject to later regulatory review, through the conclusion of the general rate case. In March 2002, the WUTC issued an order approving the prudence and recoverability of 90 percent (or $196 million) of deferred power supply costs incurred by the Company through the end of 2001. Additionally, the WUTC order provides that one-fifth of the 25 percent electric surcharge will be applied to offset the Company's general operating costs with the remaining portion representing the recovery of deferred power supply costs. The WUTC also approved a 6.2 percent increase in base electric rates for Washington customers.

The cost of fuel for generation for 2001 increased $12.9 million compared to 2000 primarily due to an increase in combustion turbine plant generation and partially due to the increased cost of natural gas for generation.

The expense for natural gas purchased for resale for 2001 increased $50.8 million compared to 2000 due to the increased cost of natural gas partially offset by a decrease in total therms sold. Natural gas costs were relatively high during the first half of 2001 before declining in the second half of 2001.

Energy Trading and Marketing – Energy Trading and Marketing recorded net income of $70.1 million in 2001, a decrease from $161.8 million in 2000. Although net income decreased, Avista Energy continued to benefit from a well-positioned portfolio of energy-related assets in the Pacific Northwest and western energy markets. The primary reason for the decrease in net income was a decrease in the mark-to-market adjustment for the change in the fair value position of Avista Energy's energy commodity portfolio. During the second half of 2001, volatility in wholesale energy markets in the western United States decreased which reduced Avista Energy's earnings potential. The mark-to-market adjustment was an unrealized loss of $30.2 million for 2001 compared to an unrealized gain of $176.8 million for 2000. The decrease is primarily due to a significant amount of contracts settled during 2001. Although gross margin decreased from 2000 to 2001, realized gross margin increased to $164.5 million in 2001 from $130.9 million in 2000. Energy Trading and Marketing's revenues decreased to $5.0 billion in 2001 compared to $6.5 billion in 2000, primarily as a result of decreased sales volumes from 2000.

Energy Trading and Marketing's total assets decreased $8.8 billion from December 31, 2000, to December 31, 2001, due to a decrease in total current and noncurrent energy commodity assets. This decrease in commodity assets primarily reflects the settlement of a significant amount of contracts during 2001 and a decrease in the price of natural gas and electricity from December 31, 2000, to December 31, 2001.

Information and Technology – This line of business includes the results of Avista Advantage and Avista Labs. The net loss was $19.4 million in 2001 compared to a net loss of $19.0 million in 2000. Operating revenues and expenses for this line of business increased $8.1 million and $11.5 million, respectively, as compared to 2000. Avista Advantage accounted for the increase in revenues due to expansion of its customer base. The increase in operating expenses reflects expansion of operations for Avista Advantage and further fuel cell development by Avista Labs.

Other – The net loss from this line of business was $15.3 million in 2001 compared to a net loss of $2.9 million in 2000. The increase in the net loss from 2000 is primarily a result of increased interest expense on intercompany borrowings between Avista Capital and Avista Corp. that is eliminated in the consolidated financial statements.

Discontinued Operations – In September 2001 the Company reached a decision that it would dispose of substantially all of the assets of Avista Communications. The divestiture is expected to be completed during the first half of 2002. The net loss for 2001 was $47.4 million, compared to a net loss of $9.4 million for 2000. The significant net loss for 2001 was primarily due to asset impairment charges.

Capitalization – In December 2001, the Company issued $150.0 million of 7.75 percent First Mortgage Bonds due in 2007. In April 2001, the Company issued $400.0 million of 9.75 percent Senior Notes due in 2008. During 2001, $15.0 million of Secured Medium-Term Notes, with rates of 7.59 percent and 7.60 percent, and $74.0 million of Unsecured Medium-Term Notes, with rates between 8.0 percent and 9.57 percent, matured. The Company also legally defeased $50.0 million of Medium-Term Notes scheduled to mature in 2002 with interest rates between 6.28 percent and 8.15 percent.

The Company's total common equity decreased $4.2 million during 2001 to $720.1 million primarily due to dividends in excess of net income and issuances of common stock. The Company's consolidated capital structure, including the current portion of long-term debt and short-term borrowings as of December 31, 2001, was 59.4 percent debt, 6.4 percent preferred securities and 34.2 percent common equity, compared to 52.1 percent debt, 7.5 percent preferred securities and 40.4 percent common equity as of December 31, 2000. It is the Company's plan to target a capital structure of 50 percent debt and 50 percent preferred and common equity. The Company plans to achieve this capital structure through the issuance of preferred or common stock and net earnings as well as by reducing total debt.

Off-balance Sheet Arrangements – WWP Receivables Corp. (WWPRC) was formed for the purpose of acquiring or purchasing interests in certain accounts receivable of the Company. Under the current agreement that expires in May 2002, WWPRC can sell without recourse, on a revolving basis, up to $90.0 million of those receivables. A total of $75.0 million in receivables were sold pursuant to the agreement as of December 31, 2001.

WP Funding LP was formed for the purpose of acquiring the Company's natural gas-fired, combustion turbine generating facility in Rathdrum, Idaho (Rathdrum CT), with funds provided by unrelated investors of which 97 percent represented debt. The Company operates and leases the Rathdrum CT from WP Funding LP and makes lease payments currently at $4.5 million per year. The total amount of debt outstanding that is not included on the Company's balance sheet was $54.5 million as of December 31, 2001.

Board of Directors

Erik J. Anderson
Chief Executive Officer
Matthew G. Norton, Co.
Seattle, Washington
Director since 2000

Kristianne Blake
President
Kristianne Gates Blake, P.S.
Spokane, Washington
Director since 2000

David A. Clack
Managing Director
Meridian Capital, LLC
Spokane, Washington
Director since 1988

Gary G. Ely
Chairman, President and
Chief Executive Officer
Avista Corp.
Spokane, Washington
Director since 2001

Sarah M.R. (Sally) Jewell
Executive Vice President and
Chief Operating Officer
Recreational Equipment, Inc.
(REI)
Seattle, Washington
Director since 1997

John F. Kelly
Chairman, President and
Chief Executive Officer
Alaska Air Group
Seattle, Washington
Director since 1997

Jessie J. Knight, Jr.
President and Chief
Executive Officer
San Diego Regional
Chamber of Commerce
Director since 1999

Eugene W. Meyer
Financial Consultant
Hilton Head Island,
South Carolina
Director since 1990

Bobby Schmidt
President
Schmidt Trading, Inc.
Hilton Head Island,
South Carolina
Director since 1997

R. John Taylor
Chairman and Chief
Executive Officer
AIA Services Corporation
Lewiston, Idaho
Director since 1985

Daniel J. Zaloudek
President and Chief
Executive Officer
IMEDIA, Inc.
Tulsa, Oklahoma
Director since 1998

Officers

Corporate

Gary G. Ely
Chairman, President and
Chief Executive Officer

Jon E. Eliassen
Senior Vice President
and Chief Financial Officer

David J. Meyer
Senior Vice President
and General Counsel

Scott L. Morris
Senior Vice President

David A. Brukardt
Chief Communication Officer
and Vice President of
Corporate Relations
and Strategic Planning

Christy M. Burmeister-Smith
Vice President and
Controller

Karen S. Feltes
Vice President of Human
Resources and Corporate
Services

Kelly O. Norwood
Vice President

Ronald R. Peterson
Vice President and
Treasurer

Terry L. Syms
Vice President and
Corporate Secretary

Roger D. Woodworth
Vice President

Business Unit

Avista Utilities
Scott L. Morris
President

Avista Advantage
Harry E. Stephens
President and Chief
Executive Officer

Gerry D. Crooks
Founder and Chief
Strategic Officer

Avista Energy
Dennis P. Vermillion
President and Chief
Operating Officer

Avista Labs
J. Michael Davis
Chief Executive Officer

Kim D. Zentz
President and Chief
Operating Officer

Tribute

Eugene W. Meyer

Following 12 years of dedication to Avista Corp., Gene Meyer will complete his service as one of the senior members of our board at the company's annual meeting in May 2002. Through the years, Gene has contributed a wealth of knowledge and guidance, reflecting his extensive Wall Street experience, as well as his utility industry and financial expertise.

His tenure with Avista has included participation on various board committees. He also served on the Avista Labs board of directors. Gene will be remembered for the depth and breadth of his industry perspective and for his valued counsel. We wish Gene and his family continued health, happiness and success in all they do.

Daniel J. Zaloudek

Dan joined the Avista Corp. board of directors in 1998 and brought with him expertise in the energy industry and in business development. His contributions over the past several years have helped Avista address many of the challenges and opportunities facing the industry during a time of transition and volatility.

Dan will also leave our board at the end of his term at the 2002 annual meeting. We wish him our best as he continues to be engaged in his many and diverse endeavors. We appreciate your service, Dan.

Corporate Information

Company Headquarters

Avista Corp.
1411 East Mission Avenue
Spokane, Washington 99202

Avista Corp. on the Internet

Financial results, stock quotes, news releases, documents filed with the Securities and Exchange Commission and information on the company's products and services are available at Avista Corp.'s home page on the Internet. The address is http://www.avistacorp.com

Transfer Agent

The Bank of New York is the company's stock transfer, dividend payment and reinvestment plan agent. Answers to many shareholder questions and requests for forms are available by visiting The Bank of New York's Web site at http://stock.bankofny.com

Inquiries should be directed to

The Bank of New York
Shareholder Relations Department
P.O. Box 11258
Church Street Station
New York, New York 10286-1258
Phone: (800) 642-7365
e-mail: shareowner-svcs@bankofny.com

Investor Information

A copy of the company's financial reports, including the reports on Forms 10-K and 10-Q filed with the Securities and Exchange Commission, will be provided, without charge, on request to

Avista Corp.
Investor Relations
Attention: Coordinator
P.O. Box 3727 MSC-18
Spokane, Washington 99220-3727
Phone: (509) 495-2753

Annual Meeting of Shareholders

Shareholders are invited to attend the company's annual meeting to be held at 10 a.m. PDT on Thursday, May 9, 2002, at Avista Corp. headquarters, 1411 East Mission Avenue in Spokane, Washington.

The annual meeting also will be webcast. Please go to *http://www.avistacorp.com to preregister for the webcast in* advance of the annual meeting and to listen to the live webcast. The webcast will be archived at http://www.avistacorp.com through 5 p.m. PDT on May 16, 2002, to allow shareholders to listen to it at their convenience.

Exchange Listings

Ticker Symbol: AVA
New York Stock Exchange
Pacific Exchange



Cover photo: The Rathdrum Power Project in Idaho, which began operation in 2001, expands our generation portfolio by 270 megawatts.

1411 East Mission Avenue
Spokane, Washington 99202
NYSE: AVA
www.avistacorp.com

Printed in the U.S.A. 0302/77.000


AVISTA
Corp.